[ORCHIDS PAPER PRODUCTS COMPANY LETTERHEAD]

July 12, 2005

VIA FAX (202-772-9220) AND EDGAR

Ms. Mellissa Campbell Duru
Securities and Exchange Commission
CF-AD4
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Orchids Paper Products Company Registration Statement on Form S-1
(Commission File No. 333-124173)

Dear Ms. Duru:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on July 14, 2005 at 4:30 p.m. E.D.T. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORCHIDS PAPER PRODUCTS COMPANY

By:	/s/ Keith Schroeder
Keith Schroeder
Chief Financial Officer

cc:	H. Roger Schwall
Securities and Exchange Commission
Donald E. Figliulo, Esq.
C. Brendan Johnson, Esq.
Bryan Cave LLP
Charles Kim, Esq.
Wildman, Harrold, Allen & Dixon LLP